UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Series Portfolios Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Telephone Number (including area code):	414-765-6620

Name and address of agent for service of process:
John Hedrick
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Copies to:
Marco Adelfio
Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Milwaukee and state of Wisconsin on the 7th day of August  2015.

Series Portfolio Trust

BY :	/s/ John J. Hedrick
Name: John J. Hedrick
Title: President and Principal Executive Officer

Attest: /s/ Alia M. Vasquez
Name: Alia M. Vasquez
Title: Secretary